Exhibit 12(c)
LG&E AND KU ENERGY LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2016	2015	2014	2013	2012
Earnings, as defined:
Income from Continuing Operations Before Income Taxes	$686	$603	$553	$551	$331
Adjustment to reflect earnings from equity method investments on a cash basis (a)	(1)	(1)	(1)	(1)	33
	685	602	552	550	364

Total fixed charges as below	223	189	173	151	157

Total earnings	$908	$791	$725	$701	$521

Fixed charges, as defined:
Interest charges (b) (c)	214	181	167	145	151
Estimated interest component of operating rentals	9	8	6	6	6

Total fixed charges	223	189	173	151	157

Ratio of earnings to fixed charges	4.1	4.2	4.2	4.6	3.3

(a)	Includes other-than-temporary impairment loss of $25 million in 2012.

(b)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.

(c)	Includes a credit for amortization of a fair market value adjustment of $7 million in 2013.